SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	     Masco Corp.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             574599106
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Masco Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	21001 Van Born Rd.
	Taylor, MI 48180
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for

Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Convertible Securities
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
Davis New York Venture
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
KW Davis Trust
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith
APL Wrap
CIBC Oppenheimer WRAP
Morgan Stanley Wrap
McDonald Investments Wrap
Mesirow Wrap
Morgan Keegan Wrap
Paine Webber Wrap
Piper Jaffrey Wrap
Prudential Wrap
Raymond James Wrap
Salomon Smith Barney Wrap
Wood Gundy CIBC Wrap

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	574599106
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 40,591,893 shares
Abar Foundation			6,800
American Electric		202,200
Atlanta Gas & Light		37,800
Atmos Energy			25,400
Avon Old Farms			5,400
AXP Partners			163,700
Bowne & Co.			14,600
Catholic Mutual			6,700
Champa Trust			11,700
Davis Convertible Securities	94,606
Del Labs PenPl			3,625
Del Labs-Lacrss			335
DetroitLaborers			59,700
DNE Corp			4,200
Davis New York Venture		21,772,500
Davis VaraValue			281,100
Electrical Workers Annuity	48,300
Electrical Workers Pension	89,300
Emma Willard			8,800
Fishkind LLC			8,900
Genesis Depreciation		12,600
Genesis Foundation		4,800
Genesis Pension			6,000
Galveston			9,500
Georgia Corp			76,400
Gonzaga Univ			15,000
GrangeFT			19,000
Hathaway			12,500
Hirsch				6,400
Hoff Family Tr.			8,200
KW Davis Trust			9,800
Lewis & Roca			5,100
MassMutual Prt			533,700
MassMutual Var			33,400
Mattin A			6,600
Mattin B			6,600
Medcen				4,700
MennenFT			30,900
Methodist Home			44,400
MetLife SIP			51,700
Milder CP			10,400
Minn Retail			62,900
Manulife Value			115,600
Mt. Sinai			28,100
Mutual Protect			6,000
NASD				29,800
NASDRegulation			34,100
NedsIsland			18,200
NM Mutual			12,000
Noramco Davis			8,000
NYC Superior			19,600
Plumbers & Pipefitters		7,800
SunAmerica Davis Venture Value	2,486,900
Pru Focused Val			200,300
Prudential SP			101,700
Quadsan				10,600
Rappaport			6,300
RL Polk				7,700
Selected American Shares	5,626,910
Scudder - SVS			110,800
Sicav Davis Value Fund		351,200
SS Barney Large Cap V		66,500
Stobie Creek			22,000
Sun America Style Select	52,900
Sun America Style LCV		33,600
Suburban Propane		14,900
SunLifeValue			35,200
Tallahassee			54,400
Temple				3,400
Union Dale			7,600
Via				8,700
Volvo				12,400
Wallace Retire			41,300
Wellstar			13,600
New England Zenith		928,700
APL Wrap			2,297,078
CIBC Oppenheimer WRAP		80,132
Morgan Stanley Wrap		1,029,530
McDonald Investments Wrap	21,475
Mesirow Wrap			11,425
Morgan Keegan Wrap		22,910
Paine Webber Wrap		748,200
Piper Jaffrey Wrap		47,905
Prudential Wrap 		1,162,520
Raymond James Wrap		284,732
Salomon Smith Barney Wrap	592,435
Wood Gundy CIBC Wrap		475
	(b)  Percent of class   8.85%
Abar Foundation			0.00%
American Electric		0.04%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
Avon Old Farms			0.00%
AXP Partners			0.04%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Convertible Securities	0.02%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
DNE Corp			0.00%
Davis New York Venture		4.74%
Davis VaraValue			0.06%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.02%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
KW Davis Trust			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.12%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Value			0.03%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.54%
Pru Focused Val			0.04%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	1.23%
Scudder - SVS			0.02%
Sicav Davis Value Fund		0.08%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLifeValue			0.01%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.20%
APL Wrap			0.50%
CIBC Oppenheimer WRAP		0.02%
Morgan Stanley Wrap		0.22%
McDonald Investments Wrap	0.00%
Mesirow Wrap			0.00%
Morgan Keegan Wrap		0.00%
Paine Webber Wrap		0.16%
Piper Jaffrey Wrap		0.01%
Prudential Wrap 		0.25%
Raymond James Wrap		0.06%
Salomon Smith Barney Wrap	0.13%
Wood Gundy CIBC Wrap		0.00%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   40,591,893

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	40,591,893
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002